52 Edison Court
Monsey, NY 10952
E:	info@gisser.com
W:	www.gisser.com
P:	845.356.8008
F:	845.356.8118

May 25, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form SB-2, Amendment No. 4
Comments Received March 6, 2008
File No. 333-145181

Dear Mr. Humphrey,

We have received your comments dated March 6, 2008 both by email via our Securities Counsel and USPS. Thank you again for the prompt review of our submission by your agency.

In the following pages we have listed the responses to each of your comments and if applicable, have highlighted as redline the edits that we have added or changed in the SB-2/A as Amendment No. 4 to Registration Statement...for easier tracking.

Also enclosed are documents to clarify our responses to certain comments as noted.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC

Dilution, page 16

1. The requested revisions have been amended and highlighted in the updated filing.

2. As per the conversation on May 16, 2008 with Ms. Singleton, we have adjusted the editorial section only to reflect the corrected net tangible book value. It now does not include the intangible asset value of the patent.

Management’s Discussion and Analysis

Intangible assets and property, plant and equipment, page 30

3. The requested revisions have been amended and highlighted in the updated filing.

Preferred Stock, page 40

4.  The requested revisions have been amended and highlighted in the updated filing in several locations as it relates to the description of preferred shares.

5. We have inserted a disclosure of the aggregate and per share amounts of arrearages of preferred stock dividends as requested. The annual dividend was calculated to be approximately $55,000 based on the restated Certificate of Incorporation in which preferred shares have a stated value of $2.00 per share. 550,000 x $2.00 = $1,100,000 x 5% = $55,000. Common shares were issued in lieu of cash at 1/3 the last sale price resulting in the figures in the schedule on page 40.

Experts, page 43

6. The requested revisions have been amended and highlighted in the updated filing.

Audited Financial Statements (Years Ended April 30, 2007 and 2006)

Report of Independent Registered Public Accounting Firm. Page F-1

7.  The requested revision has been amended and deleted from the audited and reviewed financial statements at Page F-1.

Balance Sheets, page F-2

8. The requested revisions have been amended and highlighted in the updated filing. We have also included the requested details in the new footnote “G”.

Statement of Operations, page F-3

9. The requested revisions have been deleted from both our audit and reviewed financial statements.

Statement of Cash Flows, page F-4

10. The requested revisions have been amended and highlighted in the updated financial statements.

Note A. Summary of Significant Accounting Policies

Going Concern, page F-10

11. The requested revisions have been amended and highlighted in the updated financial statements.

Research and Development, page F-10

12.  The requested revisions have been amended and highlighted in the updated financial statements.

13.  The requested revisions have been amended and highlighted in the updated financial statements.

Stock-Based Compensation, page F-11

14.  The requested revisions have been amended and highlighted in the updated financial statements.

Note E, Stockholder’s Equity, page F-14

15. We have included the signed contracts for both periods May 1, 1997 through April 30, 2007 and for May 1, 2007 through April 30, 2017. The 550,000 shares for options are outlined on the two attached documents, “GAC-OPTIONS DUE as of 4-30-06” totaling 495,000 and “GAC-OPTIONS DUE as of 4-30-07” totaling 55,000. The arrangement for options is also in the Employee Agreement under the heading ‘Additional benefits”. Similar text follows for each agreement in item (d):

Additional Benefits: ...... (d) The Employee will receive the option to purchase 20,000 shares common stock per annum at par value for each year of employment with no expiration date.

It would seem that the options are awarded for the performance as employee for the year and were earned as a percentage of time going through the year. For example in the reviewed statement as of January 31, 2008, Common Stock Options totaling 41,250 were stated as being due for the 9 months.

There is no provision in the Employment Agreements for the issuance of shares. The shares will be issued once the registration is declared effective. The reason being, we were advised not to make any issuances of stock that would in effect change our stockholders schedule and until our filing was declared effective. Again they were not issued since 1) They are contingent on the satisfaction of our filing (meaning becoming effective) 2) The parties that the shares are due to have not paid the $0.01 par value for the shares. We did, however, get permission from an SEC representative to issue shares for unpaid salaries on 1/31/08 thereby reducing the liabilities on our balance sheet.

16. The amounts were derived from a combination of the Employee Agreements and Loan Agreements and only pertain to the years ending 2006 and 2007. Amounts due for all preceding years were already issued. The 794,286 is detailed in the two documents “GAC-Common Stock Issued 4-30-06 for Employee Benefits, Unpaid Salary & Loans” and “GAC-Common Stock Issued 4-30-07 for Employee Benefits, Unpaid Salary & Loans” There is no provision in the Employment Agreements or Loan Agreement for the issuance of shares. The shares will be issued once the registration is declared effective for the reasons stated above. Finally, the shares are not in place of compensation earned but are in addition to the cash portion.

17.  “Satisfaction” means the shares will be issued once the registration is declared effective. The reason being, we were advised not to make any issuances of stock that would in effect change our stockholders schedule and until our filing was declared effective. But once effective, we were advised that we could begin marketing shares and issue shares for all other reasons. We did, however, get permission from an SEC representative to issue shares for unpaid salaries on 1/31/08 thereby reducing the liabilities on our balance sheet.

18.  Please see the attached Employee Agreements, for example “GAC - Employment Agreement - Daryl K. Gisser (Amended 2008)” amending them for the periods thereby classifying the shares as permanent equity.

Additional Benefits: ....... (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been issued previously under this option, may not be sold back to the Company at the current share price even if funds are available....

Interim Financial Statements (Nine Months Ended January, 31, 2008)

General

19.  The requested revisions have been amended and highlighted in the updated financial statements and notes where applicable.

Report of Independent Registered Public Accounting Firm, page F-1

20.  The requested revisions have been amended and highlighted in the updated financial statements.

21.  The requested revisions have been amended and highlighted in the updated financial statements.

22.  The requested revisions have been amended and highlighted in the updated financial statements.

23.  The requested revisions have been amended and highlighted in the updated financial statements.

Statements of cash Flows, page F-4

24.  The requested revisions have been amended and highlighted in the updated financial statements.

Age of Financial Statements

25. We are aware of the date the financials will become stale as per the discussion with Ms. Singleton being approximately June 13, 2008. We have also submitted our request for the accelerated effective date of our registration statement. With this in mind, we request that our current amended financials and registration statement be reviewed timely by the SEC. We will complete our next audited statements for our Year Ended April 30, 2008 to be submitted once our registration becomes effective per our requested date of June 1, 2008.

Accountants’ Consent

26.  The requested updated accountant’s consents have been highlighted in the updated filing.

Item 27. Exhibits

27.  The requested updated accountant’s consents have been highlighted in the updated filing.

General

28.  The requested removal of the “SB” designation has been done.

29.  We have noted the “SB” disclosure format and will file up to six months using this form.

Signatures, page 57

30. The requested updated signatures were amended in the filing. We have indicated the capacity or capacities of each person who signs as requested in the previous amendment which has not changed.

EMPLOYMENT AGREEMENT

New Hempstead, New York
May 23, 1997

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 87 Southgate Drive, New Hempstead, NY 10977 and Daryl K. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of President and Chief Executive Officer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Salary

May 1, 1997 – April 30, 1998	$85,000
May 1, 1998 – April 30, 1999	$90,000
May 1, 1999 – April 30, 2000	$95,000
May 1, 2000 – April 30, 2001	$100,000
May 1, 2001 – April 30, 2002	$105,000
May 1, 2002 – April 30, 2003	$110,000
May 1, 2003 – April 30, 2004	$115,000
May 1, 2004 – April 30, 2005	$120,000
May 1, 2005 – April 30, 2006	$125,000
May 1, 2006 – April 30, 2007	$130,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase 20,000 shares common stock per annum at par value for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

	Date	May 23, 1997

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
March 7, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Daryl K. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date March 7, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Daryl K. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of President and Chief Executive Officer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 – April 30, 2008	$135,000	135,000
May 1, 2008 – April 30, 2009	$140,000	140,000
May 1, 2009 – April 30, 2010	$145,000	145,000
May 1, 2010 – April 30, 2011	$150,000	150,000
May 1, 2011 – April 30, 2012	$155,000	155,000
May 1, 2012 – April 30, 2013	$160,000	160,000
May 1, 2013 – April 30, 2014	$165,000	165,000
May 1, 2014 – April 30, 2015	$170,000	170,000
May 1, 2015 – April 30, 2016	$175,000	175,000
May 1, 2016 – April 30, 2017	$180,000	180,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

	Date	May 1, 2007

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

White Lake, New York
March 1, 1998

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") PO Box 240 White lake, NY 12786 and Nolan M. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Vice President and Director. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Salary

May 1, 1998 – April 30, 1999	$48,000
May 1, 1999 – April 30, 2000	$52,000
May 1, 2000 – April 30, 2001	$15,000 Part Time
May 1, 2001 – April 30, 2002	$15,000 Part Time
May 1, 2002 – April 30, 2003	0
May 1, 2003 – April 30, 2004	$58,000
May 1, 2004 – April 30, 2005	$60,000
May 1, 2005 – April 30, 2006	$62,000
May 1, 2006 – April 30, 2007	$64,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase 15,000 shares common stock per annum at par value for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date March 1, 1998

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)
Monsey, New York
March 7, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date March 7, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Nolan M. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Vice President and Director. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 – April 30, 2008	$67,000	67,000
May 1, 2008 – April 30, 2009	$70,000	70,000
May 1, 2009 – April 30, 2010	$74,000	74,000
May 1, 2010 – April 30, 2011	$78,000	78,000
May 1, 2011 – April 30, 2012	$82,000	82,000
May 1, 2012 – April 30, 2013	$86,000	86,000
May 1, 2013 – April 30, 2014	$90,000	90,000
May 1, 2014 – April 30, 2015	$94,000	94,000
May 1, 2015 – April 30, 2016	$98,000	98,000
May 1, 2016 – April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date May 1, 2007

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

New Hempstead, New York
May 23, 1997

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 87 Southgate Drive, New Hempstead, NY 10977 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director of Marketing and Secretary. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Salary

May 1, 1997 – April 30, 1998	$48,000
May 1, 1998 – April 30, 1999	$52,000
May 1, 1999 – April 30, 2000	$10,000 Part Time
May 1, 2000 – April 30, 2001	$10,000 Part Time
May 1, 2001 – April 30, 2002	$10,000 Part Time
May 1, 2002 – April 30, 2003	$56,000
May 1, 2003 – April 30, 2004	$58,000
May 1, 2004 – April 30, 2005	$60,000
May 1, 2005 – April 30, 2006	$62,000
May 1, 2006 – April 30, 2007	$64,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase 10,000 shares common stock per annum at par value for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date May 23, 1997

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)
Monsey, New York
March 7, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date March 7, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director of Marketing and Secretary. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 – April 30, 2008	$67,000	67,000
May 1, 2008 – April 30, 2009	$70,000	70,000
May 1, 2009 – April 30, 2010	$74,000	74,000
May 1, 2010 – April 30, 2011	$78,000	78,000
May 1, 2011 – April 30, 2012	$82,000	82,000
May 1, 2012 – April 30, 2013	$86,000	86,000
May 1, 2013 – April 30, 2014	$90,000	90,000
May 1, 2014 – April 30, 2015	$94,000	94,000
May 1, 2015 – April 30, 2016	$98,000	98,000
May 1, 2016 – April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date May 1, 2007

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

New Hempstead, New York
May 23, 1997

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 87 Southgate Drive, New Hempstead, NY 10977 and Rivkah Nachmias (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director and Treasurer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Salary

May 1, 1997 – April 30, 1998	$36,000
May 1, 1998 – April 30, 1999	$38,000
May 1, 1999 – April 30, 2000	$40,000
May 1, 2000 – April 30, 2001	$42,000
May 1, 2001 – April 30, 2002	$44,000
Nov 1, 2002 – April 30, 2003	$44,000
May 1, 2003 – April 30, 2004	$46,000
May 1, 2004 – April 30, 2005	$48,000
May 1, 2005 – April 30, 2006	$50,000
May 1, 2006 – April 30, 2007	$52,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .2% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase 10,000 shares common stock per annum at par value for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date May 23, 1997

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT (Amended)

Monsey, New York
March 7, 2008

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Unit E, Monsey, NY 10977 and Rivkah Nachmias (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable. Shares that have been previously issued under this provision may not be sold back to the Company at the current share price even if funds are available; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Effect of Prior Agreements: See Employment Agreement dated May 1, 2007 for all other provisions which still are effective in addition to this amendment to the Employee Agreement.

Date March 7, 2008

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Rivkah Nachmias (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director and Treasurer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 – April 30, 2008	$67,000	67,000
May 1, 2008 – April 30, 2009	$70,000	70,000
May 1, 2009 – April 30, 2010	$74,000	74,000
May 1, 2010 – April 30, 2011	$78,000	78,000
May 1, 2011 – April 30, 2012	$82,000	82,000
May 1, 2012 – April 30, 2013	$86,000	86,000
May 1, 2013 – April 30, 2014	$90,000	90,000
May 1, 2014 – April 30, 2015	$94,000	94,000
May 1, 2015 – April 30, 2016	$98,000	98,000
May 1, 2016 – April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .2% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee may take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date May 1, 2007

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

Gisser Automotive Concepts, Inc
GAC - Common Stock Due for Employment Agreements Options as of 4/30/06

Employee	YE 4/30/06

Daryl K. Gisser
Options (See Options)	180,000	20,000 shares at $.01 par 9 yrs YE 1998-2006
	180,000
Nolan M. Gisser
Options (See Options)	135,000	15,000 shares at $.01 par 9 yrs YE 1998-2006
	135,000
Herman G. Gisser
Options (See Options)	90,000	10,000 shares at $.01 par 9 yrs YE 1998-2006
	90,000
Rivkah Nachmias/KO
Options (See Options)	90,000	10,000 shares at $.01 par 9 yrs YE 1998-2006
	90,000

	495,000

Gisser Automotive Concepts, Inc
GAC - Common Stock Due for Employment Agreements Options as of 4/30/07

Employee	YE 4/30/07

Daryl K. Gisser
Options (See Options)	20,000	20,000 shares at $.01 par for the one yr YE 2007
	20,000
Nolan M. Gisser
Options (See Options)	15,000	15,000 shares at $.01 par for the one yr YE 2007
	15,000
Herman G. Gisser
Options (See Options)	10,000	10,000 shares at $.01 par for the one yr YE 2007
	10,000
Rivkah Nachmias/KO
Options (See Options)	10,000	10,000 shares at $.01 par for the one yr YE 2007
	10,000

	55,000

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-06 for Employee Benefits.xls

Employee or Lender	# of Preferred Shares	YE 4/30/06	# of Preferred shares held by each shareholder	X $2.00 stated value per certificate of incorporation	X .05 Dividend	If no $ available div. may be taken at 1/3 last share sale price which for '06 was $3.50 div. in common to preferred holders X 3 / $3.50

Daryl K. Gisser	515,000
1% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		44,143
Options (See Options)
		144,143

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Preferred Dividend 5% for '06		1,286
Options (See Options)
		51,286

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
Options (See Options)
		100,857

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
Options (See Options)
		100,857

		397,143
Board Meetings Cash & Shares ?

Preferred Dividend Calculation: Number of Preferred Shares x $2.00 (Stated Value) = (Sub Total) x .05 = (Sub Total) x 3 = (Sub Total) / Last share price = TOTAL

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-07 for Employee Benefits.xls

Employee or Lender	# of Preferred Shares	YE 4/30/07	# of Preferred shares held by each shareholder	X $2.00 stated value per certificate of incorporation	X .05 Dividend	If no $ available div. may be taken at 1/3 last share sale price which for '06 was $3.50 div. in common to preferred holders X 3 / $3.50

Daryl K. Gisser	515,000
1% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		44,143
Options (See Options)
		144,143

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Preferred Dividend 5% for '06		1,286
Options (See Options)
		51,286

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
Options (See Options)
		100,857

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
Options (See Options)
		100,857

		397,143
Board Meetings Cash & Shares ?

Preferred Dividend Calculation: Number of Preferred Shares x $2.00 (Stated Value) = (Sub Total) x .05 = (Sub Total) x 3 = (Sub Total) / Last share price = TOTAL